UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On July 17, 2023, Jinxuan Luxury Tourism (Hainan) Digital Technology Co., Ltd, a subsidiary of JX Luxventure Limited (the “Company”) entered into and executed Technology Development and Promotion Commission Contract (the “Technology Development Agreement”) with Tianjin Baixing Pharmaceutical Wholesale Co., Ltd. The Technology Development Agreement provides for the development of a medical ERP management platform, which will utilize a Chatgpt-type technology. The Technology Development Agreement is filed herewith as Exhibit 10.1.

On July 19, 2023, the Company issued the press release furnished herewith as Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2023	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Technology Development and Promotion Commission Contract with Tianjin Baixing Pharmaceutical Wholesale Co., Ltd.
99.1	Press Release

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